SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549

                            FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange
Act of 1934 or Suspension of Duty to File Reports Under
Sections 13 and 15(d) of the Securities
Exchange Act of 1934.

Commission File Number______________N/A________________

                 COUNTY SEAT, INC.
(Exact name of registrant as specified in its charter)

        17950 Preston Road, Suite 1000, Dallas, Texas
                  75252-5638, (972) 248-5100
(Address, including zip code, and telephone number,
        including area code, of registrant's
              principal executive offices)

Warrants to purchase shares of common stock, par value
          $.01 per share, of County Seat, Inc.
(Title of each class of securities covered by this Form)

                       NONE
(Titles of all other classes of securities for which a duty to file reports under Section 13(a)
                  of 15(d) remains)

       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)  [  ]    Rule 12h-3(b)(1)(ii)[  ]
     Rule 12g-4(a)(1)(ii) [  ]    Rule 12h-3(b)(2)(i) [  ]
     Rule 12g-4(a)(2)(i)  [  ]    Rule 12h-3(b)(2)(ii)[  ]
     Rule 12g-4(a)(2)(ii) [  ]    Rule 15d-6          [  ]
     Rule 12h-3(b)(1)(i)  [X]

       Approximate number of holders of record as of the certification or notice date:

There is only one record holder, Cede & Co. and, based on information provided to us by Cede & Co., there are less than 35 participants of the above mentioned securities

       Pursuant to the requirements of the Securities
Exchange Act of 1934 County Seat, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE:  November 6, 1996            BY: /s/ Edward A. Tomechko
                                       Edward A. Tomechko
                                       Senior Vice President and
                                       Chief Financial Officer
                                       Signing on behalf of the
                                       registrant and as principal
                                       financial and accounting officer